# SEC Schedule 13G/A (Amendment No. 21) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: HEARTLAND EXPRESS, INC., CIK 0000799233
CUSIP: 422347104
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 901 Heartland Way, North Liberty, Iowa (IA), 52317
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001483283

## Reporting persons
- Gerdin Ann S: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,401,352; sole dispositive power 0; shared dispositive power 6,401,352; aggregate amount beneficially owned 6,401,352 (8.3% of the class)
  Comment: The percentage indicated in Row (11) is based on 77,447,537 shares of Common Stock outstanding as of November 6, 2025, as reported in the Issuer's Form 10-Q for the quarter ended September 30, 2025, as filed with the Securities and Exchange Commission on November 10, 2025.
- Ann S. Gerdin Revocable Trust: type of reporting person: other (OO); citizenship or place of organization: Iowa (IA); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,401,352; sole dispositive power 0; shared dispositive power 6,401,352; aggregate amount beneficially owned 6,401,352 (8.3% of the class)
  Comment: The percentage indicated in Row (11) is based on 77,447,537 shares of Common Stock outstanding as of November 6, 2025, as reported in the Issuer's Form 10-Q for the quarter ended September 30, 2025, as filed with the Securities and Exchange Commission on November 10, 2025.
- Durr Julie J: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 1,252,924; shared voting power 15,689,132; sole dispositive power 1,252,924; shared dispositive power 15,689,132; aggregate amount beneficially owned 16,942,056 (21.9% of the class)
  Comment: The percentage indicated in Row (11) is based on 77,447,537 shares of Common Stock outstanding as of November 6, 2025, as reported in the Issuer's Form 10-Q for the quarter ended September 30, 2025, as filed with the Securities and Exchange Commission on November 10, 2025.
- Janssen Angela K: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 1,738,673; shared voting power 15,697,945; sole dispositive power 1,738,673; shared dispositive power 15,697,945; aggregate amount beneficially owned 17,436,618 (22.5% of the class)
  Comment: The percentage indicated in Row (11) is based on 77,447,537 shares of Common Stock outstanding as of November 6, 2025, as reported in the Issuer's Form 10-Q for the quarter ended September 30, 2025, as filed with the Securities and Exchange Commission on November 10, 2025.

## Item 1. Issuer
Name of issuer: HEARTLAND EXPRESS, INC.
Address of issuer's principal executive offices: 901 Heartland Way, North Liberty, Iowa, 52317

## Item 2. Person Filing
Name of person filing: This Schedule 13G/A is being filed on behalf of (i) Ann S. Gerdin, (ii) the Ann S. Gerdin Revocable Trust, (iii) Julie J. Durr, and (iv) Angela K. Janssen (collectively, the "Reporting Persons").
Address of principal business office or, if none, residence: The principal business office of the Reporting Persons is 901 Heartland Way, North Liberty, IA 52317.
Citizenship: Ann S. Gerdin, Julie J. Durr, and Angela K. Janssen: United States of America. The Ann S. Gerdin Revocable Trust: Iowa.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Ann S. Gerdin may be deemed to be the beneficial owner of 4,465,076 shares of Common Stock owned by the Ann S. Gerdin Revocable Trust and 1,936,276 shares of Common Stock owned by Gerdin Family Investments, LP ("GFI"). Ann S. Gerdin, Michael J. Gerdin, Julie J. Durr, and Angela K. Janssen serve as co-trustees of the Ann S. Gerdin Revocable Trust and have shared voting and dispositive power over shares held by such trust. As co-general partner of GFI, the Ann S. Gerdin Revocable Trust has shared voting and dispositive power over the shares owned by GFI. Beneficial ownership is disclaimed, because as one of the co-general partners, the Ann S. Gerdin Revocable Trust does not have the power to vote or dispose of those shares without the consent of at least one other co-general partner.

The Ann S. Gerdin Revocable Trust may be deemed to be the beneficial owner of 4,465,076 shares of Common Stock and 1,936,276 shares of Common Stock owned by GFI. Ann S. Gerdin, Michael J. Gerdin, Julie J. Durr, and Angela K. Janssen serve as co-trustees of the Ann S. Gerdin Revocable Trust and have shared voting and dispositive power over shares held by such trust. As co-general partner of GFI, the Ann S. Gerdin Revocable Trust has shared voting and dispositive power over the shares owned by GFI. Beneficial ownership is disclaimed, because as one of the co-general partners, the Ann S. Gerdin Revocable Trust does not have the power to vote or dispose of those shares without the consent of at least one other co-general partner.

Julie J. Durr may be deemed to be the beneficial owner of 16,942,056 shares of Common Stock, comprised of (i) 1,214,500 shares of Common Stock owned by the Julie J. Durr Revocable Trust, over which Mrs. Durr serves as trustee, (ii) 38,424 shares of Common Stock owned by trusts established for the benefit of Mrs. Durr's children, over which Mrs. Durr serves as trustee, (iii) 4,465,076 shares of Common Stock owned by the Ann S. Gerdin Revocable Trust, (iv) 5,003,805 shares of Common Stock owned by the 2007 Gerdin Heartland Trust, (v) 4,283,975 shares of Common Stock owned by the 2009 Gerdin Heartland Trust, and (vi) 1,936,276 shares owned by GFI. Mrs. Durr is one of the co-trustees of the Ann S. Gerdin Revocable Trust. Mrs. Durr is one of the co-trustees of the 2007 Gerdin Heartland Trust and the 2009 Gerdin Heartland Trust (collectively, the "Heartland Trusts"). Mrs. Durr disclaims beneficial ownership of the shares owned by the Heartland Trusts, because as one of the co-trustees, she does not have the power to vote or dispose of those shares without the consent of the other co-trustees. Mrs. Durr is a co-general partner of GFI and has shared voting and dispositive power over the shares owned by GFI. Mrs. Durr disclaims beneficial ownership of the shares owned by GFI, because as one of the co-general partners, she does not have the power to vote or dispose of those shares without the consent of at least one other co-general partner.

Angela K. Janssen may be deemed to be the beneficial owner of 17,436,618 shares of Common Stock, comprised of (i) 1,700,249 shares of Common Stock owned by the Angela K. Janssen Revocable Trust, over which Mrs. Janssen serves as trustee, (ii) 38,424 shares of Common Stock owned by trusts established for the benefit of Mrs. Janssen's children, over which Mrs. Janssen serves as trustee, (iii) 4,465,076 shares of Common Stock owned by the Ann S. Gerdin Revocable Trust, (iv) 5,003,805 shares of Common Stock owned by the 2007 Gerdin Heartland Trust, (v) 4,283,975 shares of Common Stock owned by the 2009 Gerdin Heartland Trust, (vi) 1,936,276 shares owned by GFI, and (vii) 8,813 shares of Common Stock owned by Mrs. Janssen's husband. Mrs. Janssen is one of the co-trustees of the Ann S. Gerdin Revocable Trust. Mrs. Janssen is one of the co-trustees of the Heartland Trusts. Mrs. Janssen disclaims beneficial ownership of the shares owned by the Heartland Trusts, because as one of the co-trustees, she does not have the power to vote or dispose of those shares without the consent of the other co-trustees. Mrs. Janssen is a co-general partner of GFI and has shared voting and dispositive power over the shares owned by GFI. Mrs. Janssen disclaims beneficial ownership of the shares owned by GFI, because as one of the co-general partners, she does not have the power to vote or dispose of those shares without the consent of at least one other co-general partner.

Beneficial ownership in the foregoing shares is disclaimed except to the extent of each such Reporting Person's pecuniary interest.
Percent of class: See Row (11) of each Reporting Person's cover page. The percentage indicated in Row (11) of each Reporting Person's cover page is based on 77,447,537 shares of Common Stock outstanding as of November 6, 2025, as reported in the Issuer's Form 10-Q for the quarter ended September 30, 2025, as filed with the Securities and Exchange Commission on November 10, 2025.
Sole power to vote or to direct the vote: See Row (5) of each Reporting Person's cover page.
Shared power to vote or to direct the vote: See Row (6) of each Reporting Person's cover page.
Sole power to dispose or to direct the disposition: See Row (7) of each Reporting Person's cover page.
Shared power to dispose or to direct the disposition: See Row (8) of each Reporting Person's cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Gerdin Ann S: /s/ Ann S. Gerdin, by Chris Strain, pursuant to power of attorney previously filed, Ann S. Gerdin (02/17/2026)
- Ann S. Gerdin Revocable Trust: /s/ Ann S. Gerdin, by Chris Strain, pursuant to power of attorney previously filed, Ann S. Gerdin, co-trustee of the Ann S. Gerdin Revocable Trust (02/17/2026)
- Durr Julie J: /s/ Julie J. Durr, by Chris Strain, pursuant to power of attorney previously filed, Julie J. Durr (02/17/2026)
- Janssen Angela K: /s/ Angela K. Janssen, by Chris Strain, pursuant to power of attorney previously filed, Angela K. Janssen (02/17/2026)